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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
 SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

CIDCO INCORPORATED
(Name of Subject Company)

CIDCO INCORPORATED
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

171768104
(CUSIP Number of Class of Securities)

Paul G. Locklin
Chairman, President and Chief Executive Officer
220 Cochrane Circle
Morgan Hill, CA 95037
(408) 779-1162
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Diane Holt Frankle, Esq.
William W. Choe, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

/ / Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 1 (the "Amendment") amends the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on October 31, 2001 (the "Schedule 14D-9"), by Cidco Incorporated, a Delaware corporation ("Cidco" or the "Company"), relating to the tender offer by EarthLink Acquisition Sub, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of EarthLink, Inc., a Delaware corporation ("EarthLink"), to purchase all of the issued and outstanding shares of Cidco common stock, par value $0.01 per share (the "Shares"), at a purchase price of $0.36 per Share, net to the seller in cash, less any withholding taxes, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 31, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

    Item 4 of the Schedule 14D-9 is being amended to correct certain typographical errors in the Schedule 14D-9, as follows:

Reasons for the Recommendation

    Subparagraph (xvi) under the heading "Reasons for the Recommendation" is hereby amended to change "October 16, 2001" in the first line of such subparagraph to "October 17, 2001", by amending and restating subparagraph (xvi) as follows:

      "(xvi)  the opinion dated October 17, 2001 of TM Capital to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $0.36 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than EarthLink and its affiliates). The full text of TM Capital's written opinion dated October 17, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken by TM Capital, is attached hereto as Annex B and is incorporated herein by reference. TM Capital's opinion is directed only to the fairness, from a financial point of view, of the $0.36 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than EarthLink and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other matters relating to the Offer or the Merger. Holders of Shares are urged to read such opinion carefully in its entirety;"

Item 9. Material to be Filed as Exhibits.

    Page 18 of the Schedule 14D-9 is amended to include at the top of the page, immediately preceding the word "Exhibits", the heading "Item 9. Material to be Filed as Exhibits."

    Exhibit (a)(4), the Opinion of TM Capital Corp. dated October 17, 2001, is hereby amended and restated as attached hereto as Annex B.

ANNEX B

    Annex B is hereby amended as follows:

  a)
  with respect to the date appearing centered on the top of page 1, to change "October 7, 2001" to "October 17, 2001";

  b)
  with respect to subparagraph "(1)" appearing on page 1, to change the date "December 1, 2001" appearing in the second line of such subparagraph to "December 31, 2001"; and

  c)
  with respect to the paragraph immediately following subparagraph "(9)", to change the word "required" appearing in the eighth line of such paragraph to "require",

by amending and restating Annex B in the form attached hereto.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIDCO INCORPORATED
By:	/s/ Richard D. Kent Richard D. Kent Chief Financial Officer, Chief Operations Officer, Chief Accounting Officer and Corporate Secretary

ANNEX B

October 17, 2001

Board of Directors
Cidco Incorporated
220 Cochrane Circle
Morgan Hill, CA 95037

Gentlemen:

    EarthLink, Inc. (the "Purchaser") proposes to make a tender offer (the "Offer") for all the issued and outstanding shares of the common stock, par value $0.01 per share (the "Shares"), which are not owned by the Purchaser or any affiliate thereof, of Cidco Incorporated (the "Company") at a cash price of $0.36 per Share pursuant to a draft merger agreement (the "Merger Agreement") which provides that following completion of the Offer a subsidiary of Purchaser shall merge with the Company and each Share shall be acquired for consideration equal to that in the Offer (the "Merger").

    You have asked us whether or not, in our opinion, the proposed cash consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to the stockholders of the Company, other than the Purchaser, from a financial point of view.

    In arriving at the opinion set forth below, we have, among other things:

  (1)
  Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the year ended December 31, 2000 and the Company's Form 10-Q and the related unaudited financial information for the six months ended June 30, 2001;

  (2)
  Reviewed unaudited financial information for the eight months ended August 31, 2001;

  (3)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

  (4)
  Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

  (5)
  Reviewed the historical market prices and trading activity for the Shares and compared them with that of certain publicly traded companies which we deemed to be relevant;

  (6)
  Compared the financial position and results of operations of the Company with that of certain companies which we deemed to be relevant;

  (7)
  Compared the proposed financial terms of the Offer with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

  (8)
  Reviewed the draft Merger Agreement, Stock Option Agreement and Advance Agreement; and

  (9)
  Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

    In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not assumed any responsibility to independently verify such information. We have been provided certain financial forecasts by management, and we have relied upon the assurances of management that the financial forecasts provided to us reflect their best currently available estimates and good faith judgments as to the future performance of the Company and that they are unaware of any facts or circumstances that would make the information or financial forecasts provided to us incomplete or misleading; provided, however, that management has indicated that (i) the achievement of the financial forecasts would require continued major investments in advertising, marketing and promotion, (ii) the Company's available financial resources are not sufficient to fund these expenditures and additional third party financing would be required, (iii) other than the interim financing proposed pursuant to the Merger Agreement, no such financing has been made available or is likely to be available, and (iv) in the absence of available financing and/or a transaction, the achievement of the financial forecasts is unlikely and the Company's ability to continue operations is in doubt.

    We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we been furnished with any such evaluations or appraisals. We have also assumed with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company and the Purchaser are as set forth in the consolidated financial statements of the Company and the Purchaser, respectively.

    This opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to whether any such shareholder should or should not tender his shares in the Offer. This opinion does not address the relative merits of the Offer and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Offer or the decision of the Board of Directors of the Company with respect to the Offer. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

    TM Capital Corp. is currently acting as financial advisor to the Company in connection with the Offer and will be receiving a fee in connection with the rendering of this opinion and consummation of this transaction.

    On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the stockholders of the Company, other than the Purchaser, pursuant to the Offer and the Merger is fair to the Company's stockholders from a financial point of view.

    This opinion has been prepared for the information of the Board of Directors of the Company in connection with the Offer and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of TM Capital Corp., provided, however, that this letter may be reproduced in full in a Schedule 14D-9 filed by the Company related to the Offer and in any solicitation materials regarding the Merger.

                      Very truly yours,
                      TM Capital Corp.
                      /s/                       JOHN J. GUERRA

                      John J. Guerra
                      Senior Vice President

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  Item 4. The Solicitation or Recommendation.
  Item 9. Material to be Filed as Exhibits.
  SIGNATURE
  ANNEX B